Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 12, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re	Indigo Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 21, 2025
CIK No.: 0002063816

Ladies and Gentlemen:

On behalf of Indigo Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated June 9, 2025, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement, a copy of which has been marked with the changes from the previous draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.

We acknowledge your revised disclosures in response to prior comment 1. Please also revise to add disclosure, here and elsewhere as appropriate, regarding compensation to be paid to the qualified independent underwriter.

We have revised the cover page of the prospectus and page 133 of the Registration Statement as requested.

2.	We note your revised disclosures and response to prior comment 2. Please explain why you do not believe there would be any resulting dilution to shareholders if you increase the size of the offering and use mechanisms to ensure that the founder shares and EBC founder shares remains at 20% of your issued and outstanding ordinary shares, as you appear to be describing an anti-dilution mechanism. Refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

We wish to advise the Staff that, as described in the Registration Statement, if the Company increases or decreases the size of the offering, the number of founder shares will in turn also increase or decrease at a proportionate rate. Since the changes to the founder shares are directly proportionate to the increase or decrease in the size of the offering, there are no changes that flow through to the dilution tables. The only reason that changes would flow through to the dilution amounts would be if there were changes in offering expenses in connection with such increase or decrease in the offering size or if the private placement associated with the offering changed (other than a simple recalculation due to the increase or decrease in the offering size) – in such event, the dilution amounts would be changed. As a result, we do not believe any change is necessary to the disclosure contained in the Registration Statement in response to this comment. Nevertheless, we have revised the disclosure on the cover page of the prospectus to add language explaining that the increase in offering size would not decrease dilution due to the issuance of additional founder shares.

3.

We note your revised disclosures in response to prior comment 3. Please revise to further clarify if you are only referring to potential modifications of processes regarding redemptions, or if you are also referring to potential modification of the substance of your obligation to redeem shares, and if the latter, also revise to provide additional detail regarding such potential modifications.

We have revised the disclosure on the cover page to clarify that the Company will not be modifying the substance of its obligations to redeem shares as described in the Registration Statement as requested.

Summary

Our Sponsor, page 5

4.

We note your disclosure in response to prior comment 5 that your sponsor will not undertake any material roles or responsibilities in directing and managing your activities. Please reconcile this disclosure with your statements that the sponsor was formed to be your sponsor and is focused on investing in the company. Furthermore, please describe the material roles and responsibilities of your affiliates and promoters. Refer to Item 1603(a)(4) of Regulation S-K.

We have revised the disclosure on page 5 of the Registration Statement as requested.

5.

We note your response to prior comment 6. Please revise your disclosure to identify the several passive, non-managing individuals and entities holding membership interests in the sponsor, if material. Refer to Item 1603(a)(7) of Regulation S-K.

As disclosed in the Registration Statement, none of the passive, non-managing members of the sponsor have any rights to control the sponsor or to vote or dispose of any securities held by the sponsor. Further, the passive, non-managing members’ interests in the sponsor are not material compared to the managing members’ interests in the sponsor. We have revised the disclosure on page 5 of the Registration Statement to reflect that such members’ interests in the sponsor are not material.

6.

We note your disclosure in response to prior comment 8 and we re-issue the comment in part. Please revise your table on page 7 to identify each natural person and entity subject to each agreement, arrangement, or understanding. Refer to Item 1603(a)(9) of Regulation S-K.

We have revised the disclosure on page 7 of the Registration Statement as requested.

Risk Factors

Risks Related to Our Management

Our sponsor has the ability to remove itself as our sponsor or to substantially reduce its interests in us before identifying….., page 50

7.	We acknowledge your response to prior comment 12. Please revise your disclosure to also address the difficulty that a replacement sponsor may have in finding a business combination target.

We have revised the disclosure on page 50 of the Registration Statement as requested.

Exhibits

8.

We note your response to prior comment 20 and your reference to the form of promissory note. We also note that most of the exhibits submitted with this draft registration statement are a form of the agreement. Please ensure that you file the final, executed versions of your agreements.

We wish to advise the Staff that other than the promissory notes, the exhibits listed as “forms” will not be executed until the effective date of this offering. However, such agreements have been filed with the Registration Statement in the format in which they will be executed on such date. With respect to the promissory notes, such notes have been executed but other than the dollar amount of each note and the date of issuance, the material terms of the notes are identical and therefore the form of promissory note has been filed.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. James Cassel, CEO

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